



Pernod Ricard

Ramazzotti becomes one of Pernod Ricard's million-case brands

Paris, 16th September 2002 – Amaro Ramazzotti has passed the one million case mark (cases sold over a 12 month period) and is now the top spirit imported into Germany, with a volume of 714 000 cases*.

Produced near Milan, Italy, the brand has experienced one of the sector's strongest global growth rates (an annual average increase of +15,3% over 5 years), largely due to its success in Germany and in Central Europe.

Amaro Ramazzotti is amongst the top 12 largest profit contributing brands for the Pernod Ricard group.

Pernod Ricard now boasts 15 million-case brands.

** 9 litre cases*

Pernod Ricard Contacts
Alain-Serge Delaitte / Media — Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations — Tel: (33 1) 40 76 77 33
Barbara M. Burns / New York — Tel: (212) 486 1140

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com